NEWS RELEASE

Canada Jetlines Ltd. Adds Key Talent to Board of Directors and Advisory Board

May 2, 2017	(JET: TSX-V)

VANCOUVER, BRITISH COLUMBIA, Canada Jetlines Ltd. (JET: TSX-V) (the "Company" or "Jetlines") is very pleased to announce the appointment of John Stephenson as an independent director, effective immediately.  Mr. Stephenson brings over 20 years of senior management and executive experience in the ultra-low cost carrier ("ULCC") sector, being instrumental in the growth and development of Wizz Air and easyJet, two highly successful European ULCCs.

Mr. Stephenson spent 10 years with Wizz Air Holdings PLC, the largest ULCC in Central and Eastern Europe, beginning in 2006 as Chief Commercial Officer, and then being promoted to and serving as Executive Vice President from 2009 to 2016. As Executive Vice President, Mr. Stephenson led and had oversight of all commercial, operational and information technology activities as well as all subsidiaries.  As Chief Commercial Officer, he led and was accountable for all commercial activities, including sales and marketing, distribution, customer services, ticket and ancillary revenue management, network and airport development and information technology.

During Mr. Stephenson's time at Wizz Air, the fleet grew from 6 to 75 aircraft, revenue grew to over EUR 1.5 billion, net profit margin grew to over 15 percent, the company achieved the second lowest cost per available seat mile among listed European airlines and successfully listed on the London Stock Exchange with a concurrent EUR 350 million capital raise.

Mr. Stephenson also held progressively senior roles with easyJet PLC, a UK based ULCC and Europe's second-largest low-cost airline by number of passengers carried, first as Head of Revenue Management, and ultimately as Commercial Director. He was with easyJet from 1997 through 2006, when the fleet grew from 3 to over 100 aircraft and the company became one of Europe's largest and most profitable airlines as well one of the most recognized ULCC brands in the world.

"John has an exceptional 20-year track record in the ULCC sector, having played a key role in the success of not one, but two European ULCCs operating in the world's largest, most complex and most competitive market," said Mr. Mark Morabito, Executive Chairman of Jetlines. "He is a highly experienced ULCC executive with invaluable in-depth knowledge of all facets of the ULCC business model.  We very much look forward to John's contributions to our team and strategy."

Mr. Stephenson is a graduate from University of Brighton in England with a Bachelor's degree in Mathematics for Decision Making.

The Company has also appointed Mr. Les Dakens to its Advisory Board. Mr. Dakens has over 30 years of experience working in human resources for top-tier companies and is widely recognized for his leadership in developing best practices as one of North America's top human resource professionals. His expertise will be invaluable as Jetlines builds its commercial and operations teams.

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Mr. Dakens currently serves as Managing Director and Partner at My Next Season Canada, an organization which advises transitioning executives. Previously, Mr. Dakens held numerous senior management roles, including Senior Vice President and Chief Human Resources Officer for Maple Leaf Foods Inc., Senior Vice President, People with Canadian National Railway, and North American Vice President of Human Resources at H.J. Heinz Company.

The appointments of Messrs. Stephenson and Dakens are part of Jetlines' ongoing program to attract outstanding, world-class leaders to its board of directors and Advisory Board, with more such appointments to follow in the near future. Jetlines has granted a total of 375,000 stock options to directors and consultants. The stock options have been issued for a five-year term, with one quarter vesting every six months from the date of grant.

SEC Registration

Jetlines also announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission ("SEC") to cause its SEC reporting obligations under the Securities Exchange Act of 1934 (the "1934 Act") to be terminated or suspended upon determination that Jetlines satisfies all rules and regulations set forth in 1934 Act applicable to such termination or suspension. Jetlines expects that termination of its reporting obligations will become effective 90 days after the filing of the Form 15F with the SEC (or within a shorter period as the SEC may determine).

Jetlines determined that the costs associated with continuing the registration and reporting obligations under the 1934 Act outweigh the benefits received by Jetlines from maintaining its registration. The termination of the SEC registration does not prevent Jetlines from reactivating its OTCQB quotation, which it intends to do in the near term. Jetlines will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of Jetlines filings can be found at the SEDAR website at www.sedar.com.

About Canada Jetlines Ltd.

Jetlines' is executing its business plan to become Canada's first genuine ultra-low cost carrier ("ULCC") airline. Jetlines will use the proven and profitable commercial aviation ULCC model to create new passengers with low airfares, and plans to retain these passengers by demonstrating a "passion for service". Jetlines plans to operate flights throughout Canada and provide non-stop service from Canada to the United States, Mexico and the Caribbean, starting with six Boeing 737 aircraft in its first year of operations. Jetlines has an experienced management team and Board and has received an exemption from the Government of Canada that will permit it to conduct domestic air services while having up to 49% foreign voting interests.

For more information on Jetlines, please visit our website at www.jetlines.ca.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Executive Chairman

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For more information, please contact:
Fiona Grant Leydier, Investor Relations
NATIONAL Equicom
416-848-9851
fgrantleydier@national.ca

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) the future contributions of Mr. Stephenson and Mr. Dakens, (ii) future board and management appointments, (iii) reactivation of the OTCQB quotation, and (iv) the business plan and future airline operations of the Company.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.

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